EXHIBIT 99.1

Golar enters into swap arrangements for 50% of 2024 Dutch Title Transfer Facility exposure

Golar LNG Limited (“Golar”) announces today that it has entered into swap arrangements to hedge approximately 50% of its exposure to Dutch Title Transfer Facility (“TTF”) linked production for 2024 at a TTF price of $51.20/MMBtu. A TTF price of $51.2/MMBtu is the energy equivalent to a Brent oil price of approximately $300/bbl. The hedging transaction secures cash flow visibility for part of our 2024 Distributable Adjusted EBITDA at an attractive historic level, whilst retaining meaningful exposure to the possibility of higher prices.

Based on TTF gas prices of $51.20/MMBtu, and current Brent forward prices for 2024 at $86/bbl, Golar’s share of annual distributable Hilli Adjusted EBITDA for 2024 is expected to be approximately $294 million (fixed tariff of $67 million, Brent oil linked earnings of $73 million, and TTF linked earnings of approximately $154 million). Golar’s share of expected 2024 annual debt service for Hilli’s contractual debt is approximately $47 million (debt amortization of approximately $29 million and interest of approximately $18 million).

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “will”, “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

August 24, 2022

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act